                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                       Commission File Number:          1-9319
                                                                        1-9320

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended: September 30, 1998
                                                 ------------------------------
-------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Patriot American Hospitality, Inc.             Wyndham International, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant

N/A
-------------------------------------------------------------------------------
Former Name if Applicable

1950 Stemmons Freeway, Suite 6001
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75207
-------------------------------------------------------------------------------
City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)


     The Joint Current Report on Form 10-Q of Patriot American Hospitality, Inc. and Wyndham International, Inc. (the "Companies") could not be filed within the prescribed time period for the following reasons:

     1. The Companies are currently involved in continuing negotiations regarding possible resolutions of forward equity transactions with three counterparties involving the sale of shares of paired common stock of the Companies with related purchase price adjustment mechanisms as well as related issues under the Companies' revised credit facility. These continuing negotiations have caused unanticipated delays in the preparation of the Companies' Joint Quarterly Report on Form 10-Q, which could not be eliminated without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Lawrence S. Jones                      (214)              863-1000
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The operating results of the Companies have changed from the corresponding period last year as a result of the acquisition of an additional 107 hotel properties, the leasehold acquisition of 122 properties, the management of 172 properties and the franchise of nine properties. On a combined basis, for the nine months ended September 30, 1998, total revenues have increased from $154.8 million to $1.4 billion. See the Joint Current Report on Form 8-K of the Companies as filed on November 9, 1998 and as amended on November 10, 1998, attached hereto as exhibits A and B respectively.

-------------------------------------------------------------------------------
         Patriot American Hospitality, Inc.   --   Wyndham International, Inc.
         --------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date November 16, 1998
         -------------------------------

                                             PATRIOT AMERICAN HOSPITALITY, INC.

                                             By /s/ Lawrence S. Jones
                                                ----------------------------
                                                Lawrence S. Jones
                                                Executive Vice President
                                                and Treasurer


                                             WYNDHAM INTERNATIONAL, INC.

                                             By /s/ Lawrence S. Jones
                                                ----------------------------
                                                Lawrence S. Jones
                                                Executive Vice President
                                                and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                                      Exhibit A

                                            (Commission File Number): 001-09319
                                                                      001-09320
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                    FORM 8-K

                                 CURRENT REPORT

                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934

                            -------------------------

       Date of Report (Date of earliest event reported): November 9, 1998

          PATRIOT AMERICAN HOSPITALITY, INC.                            WYNDHAM INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)    (Exact Name of Registrant as Specified in its Charter)
                       DELAWARE                                                  DELAWARE
           (State or Other Jurisdiction of                           (State or Other Jurisdiction of
            Incorporation or Organization)                            Incorporation or Organization)
                      94-0358820                                                94-2878485
         (I.R.S. Employer Identification No.)                      (I.R.S. Employer Identification No.)
                 1950 Stemmons Freeway                                     1950 Stemmons Freeway
                      Suite 6001                                                Suite 6001
                  Dallas, Texas 75207                                       Dallas, Texas 75207
                    (214) 863-1000                                            (214) 863-1000
      (Address, Including Zip Code, and Telephone               (Address, Including Zip Code, and Telephone
            Number, Including Area Code, of                           Number, Including Area Code, of
       Registrant's Principal Executive Offices)                 Registrant's Principal Executive Offices)

            ------------------------------                            ------------------------------

                   PAUL A. NUSSBAUM                                          JAMES D. CARREKER
   Chairman of the Board and Chief Executive Officer         Chairman of the Board and Chief Executive Officer
          Patriot American Hospitality, Inc.                            Wyndham International, Inc.
                 1950 Stemmons Freeway                                     1950 Stemmons Freeway
                      Suite 6001                                                Suite 6001
                  Dallas, Texas 75207                                       Dallas, Texas 75207
                  (214) 863-1000                                              (214) 863-1000
        (Name, Address, Including Zip Code, and                   (Name, Address, Including Zip Code, and
       Telephone Number, Including Area Code and                  Telephone Number, Including Area Code,
                 of Agent for Service)                                     of Agent for Service)

                              --------------------

                                   copies to:

                             GILBERT G. MENNA, P.C.
                            KATHRYN I. MURTAGH, ESQ.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

                              --------------------

Item 5.  Other Events

         FORWARD-LOOKING STATEMENTS. Any statements in this Form 8-K that are not strictly historical are forward-looking statements within the meanings of the safe-harbor provision of the Private Securities Litigation Reform Act. These statements include, among other things, any statements regarding intent, expectations or belief with respect to (i) availability or terms of additional sources of capital for the companies, (ii) the companies' ability to refinance, extend or amend the terms of existing indebtedness, (iii) the companies' ability to reach settlement on the forward equity contracts, and
(iv) the companies' ability to restore damage sustained at certain of its properties due to Hurricane Georges. Stockholders are cautioned that, while forward-looking statements reflect the companies' good faith beliefs, they are not guarantees of future performance and involve known and unknown risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Certain factors that could cause such differences include, without limitation, the availability of equity or debt financing at terms and conditions favorable to the companies, the willingness of the companies' existing lenders to refinance, extend or amend the terms of existing indebtedness, the willingness of the counterparties to the companies' forward equity contracts to enter into settlements regarding those agreements, and other factors detailed in this Current Report on Form 8-K, in the companies' Quarterly Report on Form 10-Q for period ended June 30, 1998, and in the companies' Registration Statements on Form S-3 (File Nos. 333-58705 and 333-65339).

         COMBINED LIQUIDITY AND CAPITAL RESOURCES. In June 1998, Patriot American Hospitality, Inc. ("Patriot") entered into a revised credit facility with The Chase Manhattan Bank and Chase Securities, Inc. and Paine Webber Real Estate Securities, Inc. providing a $900 million Revolving Credit Facility and an aggregate amount of $1.8 billion of Term Loans. Currently, Patriot has $12.2 million of available funds under the Revolving Credit Facility. Additionally, the Term Loans have maturities of January 31, 1999 ($350 million); March 31, 1999 ($400 million); and March 31, 2000 ($450 million). Patriot and Wyndham International, Inc. ("Wyndham," and together with Patriot, the "Companies") also have approximately $205 million of other debt which is currently due on or before December 31, 1998.

         The Companies are evaluating possible means of improving liquidity through refinancing or extending the maturity of existing indebtedness, issuing additional equity securities, and divesting certain non-core, non-proprietarily branded hotel assets. The Companies have also re-strategized capital expenditures and development programs, are improving operating efficiencies, and are in discussions to seek possible amendments to the Revolving Credit Facility.

         No assurances can be made regarding the availability or terms of additional sources of capital for the Companies in the future and no assurances can be given regarding the Companies' ability to successfully refinance or extend the maturity of existing indebtedness. No assurances can be given regarding the Companies' success in securing any amendments to the Revolving Credit Facility. Additionally, in the absence of such amendments, no assurances can be given that the Companies will continue to meet the reduced EBITDA coverage ratio requirements which go into effect in December under the Revolving Credit Facility. If the Companies are unable to secure additional sources of financing in the future, are unable to successfully refinance existing indebtedness, or are unable to obtain amendments to existing covenants under the Revolving Credit Facility, no assurance can be made that the Companies will be able to meet their financial obligations as they come due or that the lack of future financing sources would not have a material adverse effect on the Companies' financial condition and results of operations.

         FORWARD CONTRACTS. The Companies are parties to forward equity transactions with three counterparties involving the sale of an aggregate of
13.3 million shares (the "Initial Shares") of paired common stock of the Companies with related purchase price adjustment mechanisms (the "Forward Contracts"). The Forward Contracts require the Companies from time to time to issue additional shares of paired common stock or pay cash based upon the difference between the respective forward prices and the market price of the Companies' paired common stock. The Companies' aggregate exposure under the Forward Contracts as of November 1, 1998 was approximately $313.6 million (assuming the Forward Contracts are settled in cash). The Companies have registered the sale of up to 44,000,000 shares of paired common stock in connection with the Forward Contracts; however, to date no sales have been made under such registration statements. There can be no assurance that such registration statements will remain effective or that the Companies will not be required to register additional shares for delivery under the Forward Contracts.

         Settlement under one or more of the Forward Contracts could have adverse effects on the Companies' liquidity or dilutive effects on the Companies' capital stock. Delivery of cash would adversely affect the Companies' liquidity, and delivery of shares would have dilutive effects on the Companies' capital stock. Moreover, settlement (whether by reason of a drop in the market price of the paired shares or otherwise) may force the Companies to issue paired shares at a depressed price, which may heighten the dilutive effects on the Companies' capital stock. The dilutive effect of a stock settlement and the adverse liquidity effect of a cash settlement increase significantly as the market price of the paired shares declines below the applicable forward price or reference price.

         Under each Forward Contract, at settlement the Companies must deliver to the counterparty paired shares or, under certain circumstances, cash, with respect to the number of shares of paired common stock initially sold to such counterparty, based upon the difference between the applicable forward price and the market price of the paired common stock at the time of settlement. The forward price is determined by reference to the purchase price of the Initial Shares plus an imputed return based upon LIBOR plus an applicable spread between 140 and 150 basis points. The Initial Shares were issued at the following share prices: $24.8625 (4,900,000 shares, with NationsBanc Capital Corporation ("Nations") as counterparty); $27.01125 (5,150,000 shares, with PaineWebber Financial Products, Inc. ("PaineWebber") as counterparty); and $28.8125 (3,250,000 shares, with UBS AG, London Branch ("UBS") as counterparty).

         The market price of the paired common stock has dropped significantly below the respective forward prices under the Forward Contracts. As a result, the Companies to date have made cash payments totaling approximately $54.3 million and have delivered an aggregate of 25,258,163 additional shares of paired common stock as collateral to the counterparties.

         The Companies' forward contracts with PaineWebber and UBS, representing a total obligation of approximately $192 million, reached maturity on October 15, 1998 without final settlement by the Companies. UBS has asserted that the Companies are in default under the terms of its forward contract as the result of the Companies not delivering certain cash collateral and not mailing a final settlement of the contract in cash although the Companies have disputed this. In addition, because the market price of the paired common stock is below applicable unwind thresholds under the forward contract with Nations (which represents an obligation of approximately $128 million), Nations has alleged the right to require a complete settlement of its transaction.

         The Companies are currently in discussions regarding possible resolutions of the respective Forward Contracts to provide the Companies with the opportunity to resolve the Forward Contracts through payments of cash or other forms of consideration, and thus to avoid the need to settle in shares. There can be no assurance that such discussions will be successful. Moreover, any such resolutions may require the consent of the lenders under the Companies' credit facility. No assurances can be given that any such consent, if required and sought, would be obtained.

         TREASURY RATE LOCK AGREEMENTS. The Companies previously entered into three treasury interest rate lock agreements to protect the Companies against the possibility of rising interest rates in connection with an anticipated $850 million corporate bond offering originally scheduled for the fourth quarter of 1998. However, given current conditions in the debt capital markets, the Companies have decided to delay this debt issuance indefinitely. Under the rate lock agreements, the Companies receive or make payments based on the differential between specified interest rates, 6.06%, 6.07% and 5.62% respectively, and the actual

10-year U.S. Treasury interest rate on a notional principal amount of $525 million. To date, the Companies have settled the entire $525 million in treasury interest rate locks at rates between 4.59% and 4.67% resulting in a $49.2 million one-time charge to earnings recorded in the third quarter of 1998.

         HURRICANE GEORGES. In September 1998, Hurricane Georges hit the island of Puerto Rico and the Gulf coast of the United States, including Florida and Louisiana. Patriot owns three properties on Puerto Rico, the El Conquistador Resort and Country Club, the El San Juan Hotel and Casino and the Condado Plaza Hotel. In addition to these properties, Wyndham manages two properties on the island, the Old San Juan Hotel and Casino and the Wyndham Palmas del Mar.

         The Companies' damage assessment teams, working with the underwriters for the Companies' insurance providers, have inspected each of the Companies' owned or managed properties on Puerto Rico and while none of the properties were destroyed, each sustained damages requiring repair and construction. Furthermore, each of the Companies' owned or managed properties sustained damages to the surrounding grounds and landscaping which are in the process of being repaired. To date, the El San Juan, the Old San Juan, the El Conquistador, and the Palmas del Mar have re-opened for business. It is currently anticipated that the remainder of the closed rooms at the Condado Plaza and the suites at Las Casitas and certain other ancillary facilities at the El Conquistador will re-open in late November and that the stand alone ballroom at Palmas del Mar will re-open in mid-January. In addition, the grand opening of the Golden Door Spa at the El Conquistador which was scheduled for mid-October will be delayed until mid-December. The Companies' estimated re-opening dates are subject to the availability of construction materials and labor. No assurances can be given that the Companies' owned or managed properties on Puerto Rico will be operating at full capacity by these estimated dates.

         All of the Companies' owned or managed properties on Puerto Rico are insured with both comprehensive property damage and business interruption insurance, subject to certain deductibles. The Companies have hired a consultant to assess their business interruption claims and are currently negotiating with their insurance carriers regarding coverage for the losses sustained at the Puerto Rico properties. While the Companies currently believe that substantially all of the damages sustained at their Puerto Rico properties will be covered by insurance, no assurances can be made regarding the timing or amount of the actual payments that will ultimately be received by the Companies under these policies.


         EARNINGS PER PAIRED SHARE. On November 9, 1998, the Companies issued a press release discussing earnings for the third quarter of 1998. Such press release is filed herewith as Exhibit 99.15 and is deemed incorporated herein in its entirety.

Item 7. Financial Statements and Exhibits

        Exhibits.

        99.1 Purchase Agreement, dated as of April 6, 1998, by and among Patriot American Hospitality, Inc., Wyndham International,
               Inc., PaineWebber Incorporated and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 99.1 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.2   Purchase Price Adjustment Mechanism Agreement, dated as of
               April 6, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc., PaineWebber Incorporated and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 10.3 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.3 Letter Agreement, dated July 30, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 99.3 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.4 Letter Agreement, dated August 14, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 10.4 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.5 Purchase Agreement, dated as of February 26, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and NMS Services, Inc. (incorporated by reference to Exhibit 10.5 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.6 Purchase Price Adjustment Mechanism, dated as of February 26, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and NMS Services, Inc. (incorporated by reference to Exhibit 10.6 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.7 Amendment to Agreements, dated as of August 14, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and NationsBanc Mortgage Capital Corporation (incorporated by reference to Exhibit 10.7 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)
               (Nos. 001-09319 and 001-09320).
        99.8 Purchase Agreement, dated December 31, 1997, by and among Patriot American Hospitality, Inc., Patriot American Hospitality Operating Company, UBS Limited and Union Bank of Switzerland (incorporated by reference to Exhibit 10.8 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30,
               1998) (Nos. 001-09319 and 001-09320).
        99.9 Forward Stock Contract, dated as of December 31, 1997, by and among Patriot American Hospitality, Inc., Patriot American Hospitality Operating Company, and Union Bank of Switzerland (incorporated by reference to Exhibit 10.9 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30,
               1998) (Nos. 001-09319 and 001-09320).
        99.10 Letter Agreement, dated as of August 14, 1998, by and among Patriot American Hospitality, Inc., Wyndham International,
               Inc. and UBS AG, London Branch (incorporated by reference to
               Exhibit 10.10 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.11  Letter Agreement, dated September 11, 1998, by and among
               Patriot American Hospitality, Inc., Wyndham International,
               Inc. and UBS AG, London Branch (incorporated by reference to
               Exhibit 99.11 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.12 Letter, dated September 15, 1998, from PaineWebber Financial Products, Inc. to Patriot American Hospitality, Inc. and
               Wyndham International, Inc. (incorporated by reference to
               Exhibit 99.12 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.13  Letter Agreement, dated September 30, 1998, by and among
               Patriot American Hospitality, Inc., Wyndham International,
               Inc. and PaineWebber Financial Products, Inc. (incorporated by reference to the same numbered exhibit to the Companies' joint registration statement on Form S-3, Nos. 333-65339 and 333-65339-01).
        99.14* Debt Maturity Schedule of the Companies as of November 5, 1998. 99.15+ Press Release by the Companies

--------------------
* filed herewith
+ to be filed by amendment

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be filed on its behalf by the undersigned thereunto duly authorized.

                              PATRIOT AMERICAN HOSPITALITY, INC.

Dated: November 9, 1998       By: /s/ Lawrence S. Jones
                               -------------------------------------
                                 Name: Lawrence S. Jones
                                 Title: Executive Vice President and Treasurer

                           WYNDHAM INTERNATIONAL, INC.

                           By: /s/ Lawrence S. Jones
                               -------------------------------------
                                 Name: Lawrence S. Jones
                                 Title: Executive Vice President and Treasurer

DEBT SCHEDULE
  11/5/98


                                     BALANCE
DEBT                                  05-NOV      MATURITY           RATE
----                                  ------      --------           ----
NationsBank                       12,875,000      11/18/98       Libor + 2.75
CHC Loans                        103,000,000      12/15/98       Libor + 2.25
Emerald Plaza                     35,000,000      12/31/98       Libor + 1.9
Casa Marina                       30,566,000      12/31/98       Libor + 2.0
Harrisburg                        19,838,875      12/31/98       Libor + 2.25
Arcadian Feb 98 Facility             850,000      12/31/98       SLibor(3) + 1.75

Arcadian Overdraft Facility        3,400,000  Reviewed Annually  UK Base + 1.25

----------------------------------------------------------------------------------
Condado                           55,000,000      1/29/99        Libor + 2.25
El Conquistador                   90,000,000      1/29/99        Libor + 2.25
Tranche I                        350,000,000      1/31/99        Libor + 2.25
Arcadian Feb 98 Facility           5,950,000      2/31/99        SLibor + 1.75

Tranche II                       400,000,000      3/31/99        Libor + 2.25
Unsecured Recourse Loan          160,000,000      4/15/99        Libor + 2.25
Golden Door Spa                    2,000,000       6/1/99            AFR
Chase Promissory Note             49,255,000      11/5/99        Libor + 2.25
Syracuse                           9,774,066      12/1/99            8.0%
----------------------------------------------------------------------------------
Tranche III                      450,000,000      3/31/00        Libor + 2.25
Golden Door Spa                    2,000,000       6/1/00            AFR
Revolver(1)                      887,758,199      7/18/00        Libor + 2.25
Arcadian Additional Loan           6,800,000      7/31/00        SLibor + 1.75

Santa Maria                        4,000,000      8/27/00        Libor + .5
----------------------------------------------------------------------------------
Golden Door Spa                    2,000,000       6/1/01            AFR
Reach                              9,347,583       7/1/01            8.0%

Wyndham PeachTree                 38,000,000      10/23/01       Libor + 3.50
Arcadian Term Loan                29,750,000      11/01/01       Libor + 1.25

Arcadian Revolving Credit
   Facility                       30,600,000      11/01/01       Libor + 1.25

----------------------------------------------------------------------------------
St. Louis                          8,276,404       5/1/02            9.6%
Pittsburgh                        14,462,744       6/1/02            9.0%
Meadows Del Mar                    1,172,016       6/1/02        Libor + 3.56
----------------------------------------------------------------------------------
Tranche B                        599,500,000      3/31/03        Libor + 2.5
El San Juan                       42,100,000      8/31/03        Libor + 2.0
Malmaison Senior Debt             25,956,300      12/1/03        Libor + 2.5

Leeds Site Debt                    2,260,710      12/1/03        Libor + 2.5

Bourbon Orleans                   13,500,000       1/1/04        Libor + 2.0
Ventana Canyon                    28,488,769       3/1/05           6.50%
Radisson Beachwood                 5,064,553      5/31/05           9.75%
Clubhouse                         22,826,894      10/1/05           8.7%
Reach                             14,990,400      10/1/05           9.1%
El Conquistador                   25,000,000       2/7/06        Libor + .9
Wyndham Senior Sub(2)              1,510,000      5/15/06          10.5%
Gressy Term Loan                   2,448,000       4/1/07         TBB + 2.5
Met Life Portfolio                84,058,200      10/1/07           8.08%

Embassy Suites Chicago            41,671,000      10/16/08          8.25%
Greenspoint                       41,372,000      10/16/08          8.25%
Great Eastern Tranche A           25,500,000      10/15/10          9.00%
Great Eastern Tranche B           13,600,000      10/15/10       Libor + 1.75
Saletta Term Loan                  8,639,000       7/1/14        Ribor + 1.75

Buena Vista                       47,223,119      12/1/15           9.11%
Vinings                            9,675,000       2/1/23           6.15%

Summerfield                          338,200      On Demand         Prime
Capital Leases                    31,450,256
                               -------------
TOTAL                          3,898,848,288

(1) LOCs of Approximately $24M exist which count against credit availability
(2) Unable to locate payee in order to tender notes
(3) SLibor - Sterling Libor

                                                                      Exhibit B

                                            (Commission File Number): 001-09319
                                                                      001-09320
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                    FORM 8-K/A
                                 CURRENT REPORT

                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934

                            -------------------------

       Date of Report (Date of earliest event reported): November 9, 1998

          PATRIOT AMERICAN HOSPITALITY, INC.                            WYNDHAM INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)    (Exact Name of Registrant as Specified in its Charter)
                       DELAWARE                                                  DELAWARE
           (State or Other Jurisdiction of                           (State or Other Jurisdiction of
            Incorporation or Organization)                            Incorporation or Organization)
                      94-0358820                                                94-2878485
         (I.R.S. Employer Identification No.)                      (I.R.S. Employer Identification No.)
                 1950 Stemmons Freeway                                     1950 Stemmons Freeway
                      Suite 6001                                                Suite 6001
                  Dallas, Texas 75207                                       Dallas, Texas 75207
                    (214) 863-1000                                            (214) 863-1000
      (Address, Including Zip Code, and Telephone               (Address, Including Zip Code, and Telephone
            Number, Including Area Code, of                           Number, Including Area Code, of
       Registrant's Principal Executive Offices)                 Registrant's Principal Executive Offices)

            ------------------------------                            ------------------------------

                   PAUL A. NUSSBAUM                                          JAMES D. CARREKER
   Chairman of the Board and Chief Executive Officer         Chairman of the Board and Chief Executive Officer
          Patriot American Hospitality, Inc.                            Wyndham International, Inc.
                 1950 Stemmons Freeway                                     1950 Stemmons Freeway
                      Suite 6001                                                Suite 6001
                  Dallas, Texas 75207                                       Dallas, Texas 75207
                  (214) 863-1000                                              (214) 863-1000
        (Name, Address, Including Zip Code, and                   (Name, Address, Including Zip Code, and
       Telephone Number, Including Area Code and                  Telephone Number, Including Area Code,
                 of Agent for Service)                                     of Agent for Service)

                              --------------------

                                   copies to:

                             GILBERT G. MENNA, P.C.
                            KATHRYN I. MURTAGH, ESQ.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

                              --------------------

Item 7. Financial Statements and Exhibits


        This Form 8-K/A is filed as an amendment to the Current Report on Form 8-K filed by Patriot American Hospitality, Inc. and Wyndham
International, Inc. (together, the "Companies") on November 9, 1998.

        Exhibits.

        99.1 Purchase Agreement, dated as of April 6, 1998, by and among Patriot American Hospitality, Inc., Wyndham International,
               Inc., PaineWebber Incorporated and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 99.1 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.2   Purchase Price Adjustment Mechanism Agreement, dated as of
               April 6, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc., PaineWebber Incorporated and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 10.3 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.3 Letter Agreement, dated July 30, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 99.3 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.4 Letter Agreement, dated August 14, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and PaineWebber Financial Products, Inc. (incorporated by reference to Exhibit 10.4 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.5 Purchase Agreement, dated as of February 26, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and NMS Services, Inc. (incorporated by reference to Exhibit 10.5 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.6 Purchase Price Adjustment Mechanism, dated as of February 26, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and NMS Services, Inc. (incorporated by reference to Exhibit 10.6 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.7 Amendment to Agreements, dated as of August 14, 1998, by and among Patriot American Hospitality, Inc., Wyndham International, Inc. and NationsBanc Mortgage Capital Corporation (incorporated by reference to Exhibit 10.7 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)
               (Nos. 001-09319 and 001-09320).
        99.8 Purchase Agreement, dated December 31, 1997, by and among Patriot American Hospitality, Inc., Patriot American Hospitality Operating Company, UBS Limited and Union Bank of Switzerland (incorporated by reference to Exhibit 10.8 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30,
               1998) (Nos. 001-09319 and 001-09320).
        99.9 Forward Stock Contract, dated as of December 31, 1997, by and among Patriot American Hospitality, Inc., Patriot American Hospitality Operating Company, and Union Bank of Switzerland (incorporated by reference to Exhibit 10.9 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30,
               1998) (Nos. 001-09319 and 001-09320).
        99.10 Letter Agreement, dated as of August 14, 1998, by and among Patriot American Hospitality, Inc., Wyndham International,
               Inc. and UBS AG, London Branch (incorporated by reference to
               Exhibit 10.10 to the Companies' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) (Nos. 001-09319 and 001-09320).
        99.11  Letter Agreement, dated September 11, 1998, by and among
               Patriot American Hospitality, Inc., Wyndham International,
               Inc. and UBS AG, London Branch (incorporated by reference to
               Exhibit 99.11 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.12 Letter, dated September 15, 1998, from PaineWebber Financial Products, Inc. to Patriot American Hospitality, Inc. and
               Wyndham International, Inc. (incorporated by reference to
               Exhibit 99.12 to the Companies' joint registration statement on Form S-3, Nos. 333-58705 and 333-58705-01).
        99.13  Letter Agreement, dated September 30, 1998, by and among
               Patriot American Hospitality, Inc., Wyndham International,
               Inc. and PaineWebber Financial Products, Inc. (incorporated by reference to the same numbered exhibit to the Companies' joint registration statement on Form S-3, Nos. 333-65339 and 333-65339-01).
        99.14* Debt Maturity Schedule of the Companies as of November 5, 1998. 99.15+ Press Release by Patriot American Hospitality, Inc. and
               Wyndham International, Inc.

--------------------
* filed previously
+ filed herewith

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be filed on its behalf by the undersigned thereunto duly authorized.

                              PATRIOT AMERICAN HOSPITALITY, INC.

Dated: November 10, 1998      By: /s/ Lawrence S. Jones
                               -------------------------------------
                                 Name: Lawrence S. Jones
                                 Title: Executive Vice President and Treasurer

                           WYNDHAM INTERNATIONAL, INC.

                           By: /s/ Lawrence S. Jones
                               -------------------------------------
                                 Name: Lawrence S. Jones
                                 Title: Executive Vice President and Treasurer

                                                               Exhibit 99.15


MEDIA INQUIRIES:                            ANALYST INQUIRIES:
Suzanne Cottraux                            Paul Keung
V.P. of Corp. Comm. and Public Affairs      V.P. of Finance, Investor Relations
(214) 863-1258                              (214) 863-1265

                 PATRIOT AMERICAN HOSPITALITY, INC. AND WYNDHAM
                               INTERNATIONAL, INC.
                         ANNOUNCE THIRD QUARTER RESULTS
       -- FFO rose 89%, total revenue increases 640% and EBITDA jumps 228%

Dallas, TX -November 9, 1998 - Patriot American Hospitality, Inc. and Wyndham International, Inc. (NYSE: PAH), whose shares are paired and trade as a single unit, today reported for the third quarter ended September 30, 1998, combined funds from operations (FFO) totaling $58.1 million, up 89% from $30.7 million in last year's third quarter. On a diluted per share basis, third quarter 1998 FFO totaled 34 cents per share on 172.7 million shares outstanding, compared to 43 cents per share on 72.1 million shares outstanding, for the comparable period last year. Third quarter 1998 earnings before interest, taxes, depreciation and amortization (EBITDA) reached $143.9 million, a 228% increase over the $43.9 million for the 1997 third quarter.

Total revenue for the third quarter increased 640%, reaching $603.9 million from $81.6 million in the third quarter of 1997. The increase mainly was attributable to several strategic acquisitions completed since last year, including Grand Heritage Hotels, Gencom American Hospitality, WHG Resorts & Casinos, Wyndham Hotel Corporation, Arcadian International, Summerfield Hotel Corporation and Interstate Hotels Company.

For the nine months ended September 30, 1998, total revenue grew by 822% to reach $1.4 billion compared to $154.8 million reported for the 1997 nine-month period. Funds from operations (FFO) totaled $221.9 million, or $1.52 per share (diluted), for this year's nine-month period, a 184% increase over the $78.1 million, or $1.31 per share (diluted), reported last year. EBITDA for the 1998 nine-month period totaled $404.7 million versus $108.4 million reported for the comparable period in 1997.

As required by Generally Accepted Accounting Principles (GAAP), for the third quarter, the Companies reported a combined net loss of $59.4 million, or $1.09 per share (diluted) after preferred stock dividends of $2.7 million and adjustment for equity forwards of $95.1 million. The combined net loss for the period includes a $3.9 million write-off of the Companies' cost to terminate certain license agreements as well as a $1.3 million extraordinary item related to debt financing costs. In addition, the Company took a write-off of $49.2 million related to settlement of a treasury lock transaction. Generally Accepted Accounting Principles (GAAP) require that the non-recurring costs caused by the third-quarter termination of license agreements be written off by a charge to operations. The Companies' third-quarter EBITDA excluded the extraordinary item, termination of license agreements and treasury lock settlement; in addition, these items had no impact on FFO.

According to Paul A. Nussbaum chairman and chief executive officer of Patriot American, "While many of our accomplishments this quarter related to integration, property conversions, operating improvements and broadened visibility for our core brands have been greatly diminished by significant world events, including a global credit crunch that has crippled the world's debt markets and temporarily delayed certain of our debt transactions planned for the third and fourth quarters, we have remained and will continue to be focused on our industry-leading operational excellence. Building a global company that can survive the inevitable real estate and lodging cycles, as well as the inherently dynamic nature of Wall Street, will continue to be our foremost priority, and I believe that in this year's third quarter, we made significant progress toward that end. Having endured hurricanes, floods and other severe weather, as well as experiencing the normal and predictable, third-quarter contraction that reflects the seasonality of our business, we still posted respectable gains in revenues per available room (RevPAR) of 5.1 %...well ahead of the industry average for upscale hotels of 2.5%. Finally, while this has been the most challenging quarter in our company's history, we realized a substantial increase of 89% in funds from operations over last year's comparable period; however, due to income recognition issues related to certain management agreements, we reported FFO per share of 34 cents, rather than the 40 cents we expected to announce, in the third quarter. Assuming acceptable resolution of these issues and given the excellent results submitted for the month of October, we expect to reach consensus FFO per share estimates, in aggregate, for the second half of 1998. In total, while this quarter has not been our most successful due to the delay of certain transactions we expected to occur in the third quarter, we remain convinced that we are building a powerhouse company for the long term."

Third-Quarter Performance: Owned Portfolio Achieves 5.1% RevPAR growth; Wyndham Comparable Portfolio Reports 4.8% RevPAR growth. Third-quarter 1998 operating performance across the Companies' owned portfolio improved over the year-ago period, as reflected in a 5.1 % increase in revenue per available room (RevPAR), a 6.6 % increase in average daily rate (ADR), and an improvement of 4.1% in gross operating profit margin (GOP margin). Gross operating profit per room for the quarter increased 10.3 % to $47.54 from $43.10 last year. Occupancy contracted by 1.5%, from 74.9 % last year to 73.8 % in this year's third quarter. Third-quarter operating performance data have been adjusted to exclude the Company's 15 Gulf Coast and Caribbean hotel and resort properties representing more than 40,000 room nights impacted by seasonal hurricanes and other severe weather during the reporting period.

Across Wyndham's comparable branded portfolio of owned and managed hotels (properties in the portfolio for one full common fiscal quarter in both periods presented), third-quarter operating performance improved over the 1997 third quarter, as reflected in a 4.8 % increase in RevPAR, a 7.2 % increase in ADR, and improvements of 6.6% in gross operating profit (GOP) margin and 10.3% in GOP per available room.


                                 Companies' Owned Portfolio          Wyndham-Branded Comparable Portfolio
                          ----------------------------------------- ---------------------------------------
                               Three         Three          %          Three         Three           %
                               months        months       Change       months        months       Change
                               ended         ended                     ended         ended
                            September30   September 30               September    September 30
                                1998          1997                    30 1998         1997
--------------------------- ------------- ------------- ----------- ------------- ------------- ------------
RevPAR                            $76.71        $72.98        5.1%        $72.58        $69.26         4.8%
ADR                              $103.92        $97.49        6.6%       $100.83        $94.08         7.2%
Occupancy                          73.8%         74.9%       (1.5%)        72.0%         73.6%       (2.2%)
GOP margin                         37.9%         36.4%        4.1%         35.4%         33.2%         6.6%
GOP per room                      $47.54        $43.10       10.3%        $38.48        $34.88        10.3%

(See financial table attached for category explanation.)

The Wyndham-branded comparable portfolio was led by strong growth in the Resorts division, which posted a 22.9 % increase in RevPAR. Wyndham's new pan-European proprietary brand, Malmaison, achieved a 15.2% increase in RevPAR for the quarter, with the Company's 11 former Arcadian properties, also located throughout the United Kingdom, reporting an impressive 9.3% increase. The Garden division also experienced solid performance, with a 6.7% RevPAR increase driven by improved results at hotels added in the past 18 months.

For the nine months ended September 30, 1998, the Companies' owned portfolio achieved significant operational improvements over the year-ago period, as reflected in a 6.9 % increase in RevPAR, a 6.3 % increase in average daily rate
(ADR), and improvements in occupancy. Gross operating profit per room for the nine-month period increased 11.1 % to $48.43 from $43.59 last year, as GOP margins rose to 37.8% from 36.8%.

Similarly, operating performance across Wyndham's comparable branded portfolio of owned and managed hotels for the nine-month period improved over last year, as reflected in a 9.1 % increase in RevPAR, a 7.8 % increase in ADR, and a 1.1% improvement in occupancy. Many of Patriot American's owned properties which were converted to the Wyndham brand in last year's fourth quarter, and earlier this year, reported double-digit RevPAR increases, including the Wyndham Resort & Spa, Ft. Lauderdale, with an 18.3 % increase; the Wyndham Peachtree Conference Center, with a 24.5% increase; and, the Union Station, a Wyndham Grand Heritage Hotel, with a 14.3% increase. These recently converted Wyndham Hotels are not included in the comparable branded portfolio figures.

According to James D. Carreker, chairman and chief executive officer of Wyndham International, "Overall, we are pleased with our operational performance this quarter and attribute the significant RevPAR increases of many of our converted properties to the strength of our dramatically growing brand. With a larger portfolio of Wyndham-branded properties comes our ability to realize the benefits of exponentially larger marketing dollars spent to capture a greater percentage of corporate, convention and business travelers, whose needs we can accommodate through our constellation of conference properties," he said. "We also are extremely proud of the performance of our European properties that we acquired earlier this year as part of the Arcadian International transaction; the 11 Arcadian properties which we expect to re-brand next year collectively achieved an impressive RevPAR increase of 9.3%, with the Malmaison properties reporting a 15.2% increase. We look forward to achieving even greater improvements once these properties are added to our central reservations system."

Mr. Carreker also highlighted the impressive, and several-quarters-sustained, RevPAR growth in the Company's comparable portfolio of Wyndham Resorts, which totaled 22.9% for the third quarter. This continued improvement is attributable to strategic efforts made last year to adjust pricing and redirect the sales effort to target travelers from South America and Europe, who now comprise the greatest percentage of summer visitors to the Company's Caribbean destinations. Mr. Carreker further suggested that the Company's targeted marketing programs will be further enhanced with the marketing of the newly added Arcadian portfolio, which the Company expects will increase volume for both European and Caribbean destinations.

The Company experienced moderate weaknesses in its recently re-branded Wyndham Grand Heritage domestic portfolio, which collectively reported a RevPAR decrease of 0.9% for the third quarter. These nine properties were rebranded as Wyndham Grand Heritage hotels during the second quarter, and have only experienced one quarter during which they have been represented on the Company's central reservations system. According to Les Bentley, president of Wyndham Hotels and Resorts, "We are confident that the addition of these historically significant, well-located properties to the Wyndham brand will positively impact future operating statistics while enhancing the full complement of branded products we're offering our target consumer: the upscale business traveler. Each of these properties enjoyed a significant increase in reservations due to representation on our central reservations system, and we expect that as we complete necessary renovations to these properties and begin aggressively booking group business, that we will quickly experience a dramatic increase in rate and occupancy."


                                  Companies' Owned Portfolio          Wyndham-Branded Comparable Portfolio
                            ---------------------------------------  ----------------------------------------
                            Nine months   Nine months       %        Nine months   Nine months        %
                               ended         ended        Change        ended         ended        Change
                            September 30  September 30               September 30  September 30
                                1998          1997                       1998          1997
--------------------------- ------------- ------------- -----------  ------------- ------------- ------------
RevPAR                            $79.84        $74.71        6.9%         $76.48        $70.08         9.1%
ADR                              $108.36       $101.98        6.3%        $106.49        $98.76         7.8%
Occupancy                          73.7%         73.3%        0.5%          71.8%         71.0%         1.1%
GOP margin                         37.8%         36.8%        2.7%          35.7%         33.4%         6.9%
GOP per room                      $48.43        $43.59       11.1%         $43.57        $37.24        17.0%
--------------------------- ------------- ------------- -----------  ------------- ------------- ------------

(See financial table attached for category explanation.)

Completed Renovations, Conversions and Future Additions.
Investments in renovations, including conversions to Wyndham-branded hotels as well as general property maintenance and improvements efforts, during the third quarter totaled approximately $52.1 million, involving 142 hotels and resorts nationwide. For the nine-month period, Patriot American has invested approximately $133.7 million in renovations, including conversions and general maintenance and improvement efforts involving 156 hotel and resort properties throughout the Company's owned and managed portfolio.

Specific to conversions to the Wyndham brand, Patriot American invested $2.72 million during the third quarter to convert five owned and two managed hotels to the Wyndham brand, respectively: the 419-room Sheraton Tampa; the 394-room Sheraton Gateway Miami; the 647-room Westin Miami Beach; the 648-room Westin Washington D.C.; the 390-room Sheraton Inn in Richmond, Virginia; and, the 893-room Holiday Inn in Wilmington, Delaware to Wyndham Hotels. The Company expects to convert another nine of its owned properties to the Wyndham flag in this year's fourth quarter, including four Marriott hotels acquired as part of the Interstate Hotels Company transaction.

As of September 30, 1998, Patriot's total portfolio was comprised of 486 hotels and resorts, 184 of which are owned, 171 of which are managed, 122 of which are leased and nine of which are franchised. Of the 184 owned hotels and resorts, 111 are Wyndham-branded properties.

Integration Update

During the third quarter, Patriot American realized significant cost savings as the result of successful integration of the hospitality management companies acquired in last year's fourth quarter and through this fiscal year. On an annualized basis, Patriot American has benefited from increased buying power relevant to insuring its owned properties; to date, the company has reduced its insurance costs by $10 million in 1998 and expects to save approximately $13 million in 1999. Once the properties acquired from Interstate and Arcadian are included in the new plan, the Company expects to enjoy further savings.

Similarly, Patriot American/Wyndham International have realized annualized savings of approximately $10 million by selecting one telecommunications carrier to serve the long-distance needs of the entire company and its properties. Similarly, the Company expects to consolidate the purchasing and management of its energy needs with estimated savings projected to be $5 million next year. The Company also is pursuing preferred vendor programs designed to reduce operating expenses at the property level and expects to achieve savings in excess of $4 million in 1999. Finally, the Company signed a contract in October with Sysco Foods for its Wyndham-branded properties that is expected to result in annualized savings of approximately $4 million; as the contract is amended to include all of the owned, managed, leased and franchised properties in Patriot American's portfolio, annualized savings are expected to reach $6 million to $7 million.

Internal Growth Priorities in 1999

According to Mr. Nussbaum, "Management is confident that our continued focus on internal growth is in the best long-term interests of the Company, its proprietary brands and our shareholders. Beginning in the fourth quarter of this year and continuing throughout 1999, we expect to accelerate our efforts to sign branded management services contracts and franchise agreements as a means of broadening the distribution of the Wyndham brand, as well as capturing significant revenue increases without deploying a disproportionate amount of capital on acquisitions. We also expect to announce an aggressive, multi-branded franchising program and concurrently, will pursue opportunities to assume management of previously owned, but not managed hotels.

Third, Patriot American/Wyndham International are committed to achieving even greater GOP margins by implementing innovative food and beverage programs at the property level, thereby playing from the Company's strength of achieving greater food and beverage sales than Wyndham's competitive set. Finally, the Company will continue to pursue preferred vendor programs to maximize the purchasing power of the integrated entity.

"As we've said in previous quarters, we are building a global company for the long term and, as such, we're focused on enjoying continued improvements in the way we manage our properties, our capital resources, our costs, our people and the distribution of our brand."

The Companies filed a current report on Form 8-K dated November 9, 1998 which contains disclosure regarding various matters, including, without limitation, the Companies' forward equity contracts.

About Patriot American Hospitality, Inc. and Wyndham International, Inc. Based in Dallas, Texas, Patriot American Hospitality, Inc. (NYSE: PAH) is currently the nation's second-largest hotel real estate investment trust (REIT) with a portfolio comprised of 486 owned, managed, leased or franchised hotels and resorts with more than 105,000 rooms. Its paired operating company, Wyndham International, Inc., comprised of the Grand Bay Hotels & Resorts Division, the Wyndham Hotel Group, the All-Suites Division and PAH Management Services, leases, manages and franchises primarily upscale and luxury hotel and resort properties represented by its proprietary brands and provides management services for third-party owned hotels and resorts.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include competition for guests from other hotels, dependence upon business and commercial travelers and tourism, the seasonality of the hotel industry, and availability of equity or debt financing at terms and conditions favorable to the Companies and other factors detailed in the Companies Quarterly Report on Form 10-Q dated June 30, 1998, Current Report on Form 8-K dated November 9, 1998, Registration Statement on Form S-3 (File No. 333-58705) and Registration Statement on Form S-3 (File No. 333-65339).

                               Tables to Follow...

            Patriot American Hospitality/Wyndham International, Inc.
                                Hotel Statistics

                                                     Three Months Ended                   Nine Months Ended
                                                       September 30,                         September 30,
                                                      1998        1997   % Change    1998        1997    % Change
                                                  --------    --------   ----    --------      --------    ----

Owned and Leased Portfolio (1)  (214 hotels)

Average daily rate                                $    103.92 $  97.49     6.6%  $   108.36    $  101.98    6.3%
Occupancy                                               73.8%    74.9%   (1.5)%       73.7%        73.3%    0.5%
RevPAR                                            $     76.71 $  72.98     5.1%  $    79.84    $   74.71    6.9%

Comparable Managed Portfolio (1)(2)

Grand Bay Hotels (4 hotels)
Average daily rate                                $    259.87 $ 226.25    14.9%  $   305.71    $  273.41   11.8%
Occupancy                                               61.3%    71.4%  (14.1)%       68.7%       71.6%   (4.0)%
RevPAR                                            $    159.21 $ 161.44   (1.4)%  $   209.98   $  195.68     7.3%


Wyndham Hotels (18 hotels)
Average daily rate                                $    105.91 $  99.96     6.0%  $   112.50    $  105.16    7.0%
Occupancy                                               70.0%    73.7%    (5.1)       71.7%        72.8%  (1.6)%
RevPAR                                            $     74.10 $  73.70      .5%  $    80.65    $   76.58    5.3%

Wyndham Grand Heritage  (6 hotels)
Average daily rate                                $    120.29 $ 117.35     2.5%  $   120.21    $  115.16    4.4%
Occupancy                                               71.1%    73.5%   (3.3)%       65.1%        64.2%    1.5%
RevPAR                                            $     85.47 $  86.21   (0.9)%  $    78.26    $   73.87    5.9%

Wyndham Garden Hotels (46 hotels)
Average daily rate                                $     91.83 $  84.13     9.2%  $    92.36    $   84.28    9.6%
Occupancy                                               74.4%    76.1%   (2.2)%       73.1%        72.8%    0.5%
RevPAR                                            $     68.33 $  64.02     6.7%  $    67.55    $   61.32   10.2%

Wyndham Resorts (4 hotels)
Average daily rate                                $    116.95 $ 111.26     5.1%  $   142.98    $  137.01    4.4%
Occupancy                                               68.7%    58.8%    16.9%       71.4%        59.1%   20.9%
RevPAR                                            $     80.37 $  65.41    22.9%  $   102.11    $   80.96   26.1%

Total Wyndham Branded  (74 hotels)
 Comparable Portfolio
Average daily rate                                $    100.83 $  94.08     7.2%  $   106.49    $   98.76    7.8%
Occupancy                                               72.0%    73.6%   (2.2)%       71.8%        71.0%    1.1%
RevPAR                                            $     72.58 $  69.26     4.8%  $    76.48    $   70.08    9.1%

Grand Heritage/Arcadian Hotels  (17 hotels)
  Domestic and International
Average daily rate                                $    121.55 $ 113.54     7.1%  $   115.67    $  109.78    5.4%
Occupancy                                               66.0%    65.1%     1.4%       62.8%        60.4%    4.0%
RevPAR                                            $     80.24 $  73.88     8.6%  $    72.65    $   66.29    9.6%

Non-Proprietary Branded Hotels (57 hotels)
Average daily rate                                $     99.45 $  93.01     6.9%  $    95.28    $   89.25    6.8%
Occupancy                                               74.0%    74.3%   (0.4)%       72.6%        70.7%    2.7%
RevPAR                                            $     73.60 $  69.12     6.5%  $    69.16    $   63.07    9.7%

(1) Excludes owned hotels & resorts impacted by hurricanes, other inclement weather

(2) The Comparable Hotel Group includes hotels that were in the portfolio for one full common fiscal quarter in both periods presented.

       PATRIOT AMERICAN HOSPITALITY, INC. AND WYNDHAM INTERNATIONAL, INC.
                     COMBINED CONDENSED STATEMENT OF INCOME
            QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                      (in thousands, except per share data)
                                   (Unaudited)


                                                                 Quarter Ended           Nine Months Ended
                                                                 September 30,            September 30,
                                                            -----------------------   -----------------------
                                                                  1998         1997         1998         1997
                                                            ----------   ----------   ----------   ----------
Revenues:
     Hotel revenues                                         $  554,331   $   30,271   $1,266,985   $   30,271
     Participating lease revenues                                8,932       35,098       49,627      107,084
     Management fees and service fee income                     24,358        1,577       61,574        1,577
     Racecourse and land lease revenues                          9,955       10,861       34,945       10,861
     Interest and other income                                   6,274        3,831       12,949        4,963
                                                            ----------   ----------   ----------   ----------
         Total revenues                                        603,850       81,638    1,426,080      154,756
                                                            ----------   ----------   ----------   ----------

Expenses:
     Hotel expenses                                            417,814       22,100      924,471      29,749
     Racing facility operations                                  8,810        9,213       29,667       9,213
     General and administrative                                 26,572        6,842       64,558      11,923
     Interest expense                                           82,739       13,933      172,191      31,261
                                                            ----------   ----------   ----------   ----------
         Total operating costs and expenses                    535,935       52,088    1,190,887      82,146
                                                            ----------   ----------   ----------   ----------
Excess revenues over direct expenses                            67,915       29,550      235,193      72,610

Costs of acquiring leaseholds and license agreements            (3,939)     (43,820)     (61,000)    (43,820)
Treasury lock settlement                                       (49,225)        --        (49,225)         --
Depreciation and amortization                                  (68,236)     (13,792     (155,165)    (31,798)
Equity in earnings from unconsolidated subsidiaries              1,888        1,395        7,375       4,488
Minority in Operating Partnerships                               4,722        3,225        6,169      (1,309)
Minority interest in other consolidated subsidiaries            (4,500)        (934)      (7,514)     (1,381)
                                                            ----------   ----------   ----------   ----------
 Income (loss) before  taxes and extraordinary
      item                                                     (51,375)     (24,376)     (24,167)     (1,210)
 Provision for income taxes                                     (6,783)         (94)     (11,273)        (94)
                                                            ----------   ----------   ----------   ----------
 Income (loss) before extraordinary item                       (58,158)     (24,470)     (35,440)     (1,304)
 Extraordinary item net of applicable taxes                     (1,257)      (2,534)     (31,817)     (2,534)
                                                            ----------   ----------   ----------   ----------
 Net income (loss)                                          $  (59,415)  $  (27,004)  $  (67,257)  $  (3,838)
                                                            ----------   ----------   ----------   ----------
                                                            ----------   ----------   ----------   ----------
EBITDA                                                     $  143,925   $   43,865   $  404,687   $ 108,441
                                                            ----------   ----------   ----------   ----------
                                                            ----------   ----------   ----------   ----------

 Funds from operations ("FFO")                              $   58,063   $   30,680   $  221,927   $  78,112
                                                            ----------   ----------   ----------   ----------
                                                            ----------   ----------   ----------   ----------

 FFO per share - basic                                      $     0.36   $     0.44   $     1.63   $    1.35
                                                            ----------   ----------   ----------   ----------
                                                            ----------   ----------   ----------   ----------

 FFO per share - diluted                                    $     0.34   $     0.43   $     1.52   $    1.31
                                                            ----------   ----------   ----------   ----------
                                                            ----------   ----------   ----------   ----------

 Earnings per share:
      Basic
          Income before extraordinary item (1)              $   (1.08)   $    (0.40)  $    (1.10)  $   (0.03)
          Net income                                        $   (1.09)   $    (0.44)  $    (1.36)  $   (0.08)

      Diluted
          Income before extraordinary item (1)              $   (1.08)   $    (0.40)  $    (1.10)  $   (0.03)
          Net income                                        $   (1.09)   $    (0.44)  $    (1.36)      (0.08)
 Weighted average number of common shares and common
share equivalents outstanding:
          Basic                                               144,451        61,647      122,391      49,454
          Diluted                                             144,451        61,647      122,391      49,454
 Basic shares and OP units                                    160,005        70,091      136,199      57,980
 Diluted shares and OP Units                                  172,700        72,082      145,766      59,616

(1) After preferred stock dividends and adjustment for equity forwards.